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[Morrison\Foerster letterhead]

555 WEST FIFTH STREET                                  TELEPHONE: 213.892.5200
LOS ANGELES                                            FACSIMILE: 213.892.5454
CALIFORNIA  90013-1024
WWW.MOFO.COM

Writer's Direct Contact
213/892-5290
ASussman@mofo.com



December 5, 2007

VIA EDGAR AND FACSIMILE (202) 772-9217

Mr. John L. Krug
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

         RE:     INTEGRATED HEALTHCARE HOLDINGS, INC.
                 STAFF COMMENT LETTER DATED NOVEMBER 28, 2007
                 PRELIMINARY INFORMATION STATEMENT (14C) FILED NOVEMBER 21, 2007 FILE NO. 0-23511

Dear Mr. Krug:

On behalf of Integrated Healthcare Holdings, Inc. (the "Company"), we are writing in response to comments raised by the Staff of the Securities and Exchange Commission (the "Staff") in a letter dated November 28, 2007 regarding the Company's Preliminary Information Statement on Schedule 14C filed on November 21, 2007.

On December 4, 2007, the Company filed an amended Preliminary Schedule 14C in response to the Staff's comments (the "Amended 14C"). The following items contain the Staff's numbered comments, followed by our written responses.

       1. COMMENT: PLEASE EXPAND THE DISCUSSION TO STATE WHETHER YOU HAVE ANY PLAN, COMMITMENT, ARRANGEMENT, UNDERSTANDING, OR AGREEMENT, WRITTEN OR ORAL, REGARDING THE ISSUANCE OF COMMON STOCK SUBSEQUENT TO THE INCREASE OF AUTHORIZED SHARES OTHER THAN IN CONNECTION WITH THE REFINANCING OF YOUR INDEBTEDNESS WITH YOUR PRINCIPAL LENDER AND THE EQUITY INSTRUMENTS TO WHICH YOU ALREADY REFER.

              RESPONSE: In response to the Staff's comment, the Company has added additional disclosure on page 5 of the Amended 14C stating that it has no plans to issue additional shares, other than in connection with the instruments set forth in the table on page 4 entitled "Common Stock Equivalents".



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Mr. John L. Krug
December 5, 2007
Page Two


       2. COMMENT: PLEASE EXPAND THE DISCUSSION TO DESCRIBE THE DEBT REFINANCING, EQUITY INSTRUMENTS, AND THE PRINCIPAL TERMS OF SUCH REFINANCING AND EQUITY INSTRUMENTS. THE DISCUSSION SHOULD INDICATE THE CIRCUMSTANCES OF THE REFINANCING AND INCLUDE AN ANALYSIS OF WHAT THE COMPANY AND LENDER RECEIVED AS A RESULT OF THE FINANCING.

              RESPONSE: In response to the Staff's comment, the Company has added additional disclosure on pages 5-6 of the Amended 14C under the caption "Debt Refinancing and Equity Instruments".

       3. COMMENT: PLEASE EXPAND THE DISCUSSION TO INDICATE THE NUMBER OF SHARES THAT MAY BE ISSUED IN CONNECTION WITH THE DEBT REFINANCING AND EQUITY INSTRUMENTS, RESPECTIVELY. IN ADDITION, PLEASE INDICATE THE APPROXIMATE NUMBER OF SHARES THAT MAY BE AVAILABLE FOR FUTURE ISSUANCE. ALSO, PLEASE INDICATE THE NUMBER OF SHARES THAT MAY BE REQUIRED TO SATISFY OUTSTANDING OPTIONS AND WARRANTS.

              RESPONSE: In response to the Staff's comment, the Company has added a table on page 4 of the Amended 14C indicating the number of shares issuable under current instruments and available for issuance under the Company's Stock Incentive Plan.

                                    * * * * *

In connection with the Company's responses to the Staff, we hereby represent, on behalf of the Company, that:

       o the Company is responsible for the adequacy and accuracy of the disclosure in the filings referenced in this letter;

       o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings referenced in this letter; and

       o the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions or comments regarding this matter, please direct them to the undersigned at (213) 892-5290. Our facsimile number is (323) 210-1159.

                                             Very truly yours,

                                             /s/ Allen Z. Sussman

                                             Allen Z. Sussman

cc: Mr. Steven R. Blake -- Integrated Healthcare Holdings, Inc.